Exhibit 8.1
Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law
Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363
Tel: 404.322.6000 Fax: 404.322.6050
www.nelsonmullins.com
February 27, 2008
Community Bankers Acquisition Corp.
9912 Georgetown Pike, Suite D-203
Great Falls, Virginia 22066
Re: Agreement and Plan of Merger by and between Community Bankers Acquisition Corp. and TransCommunity Financial Corporation
Ladies and Gentlemen:
     We have acted as counsel to Community Bankers Acquisition Corp., a Delaware corporation (“CBAC”), in connection with the proposed merger (the “Merger”) of TransCommunity Financial Corporation, a Virginia corporation (“TFC”) with and into CBAC, pursuant to the terms of the Agreement and Plan of Merger by and between CBAC and TFC dated as of September 5, 2007 (including the exhibits and schedules thereto, the “Merger Agreement”) as described in the registration statement on Form S-4 to be filed by CBAC with the Securities and Exchange Commission today (the “Registration Statement”). This opinion is being rendered pursuant to your request. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Registration Statement.
     In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, electronic, or photostatic copies, and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied upon certain written representations and covenants of CBAC and TFC as set forth in the Merger Agreement, together with the written representations and covenants of CBAC and TFC as set forth in the tax representation letters we have requested and received from each of them.
     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service, and such other authorities as we have considered relevant.
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Letter to Community Bankers Acquisition Corp.
February 27, 2008

     Based upon and subject to the foregoing, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization under Section 368(a) of the Code, and CBAC and TFC will each be a party to the reorganization within the meaning of Section 368(b) of the Code.
     As a tax-free reorganization, the Merger will have the following federal income tax consequences for TFC shareholders, TFC, and CBAC:
     1. No gain or loss will be recognized by holders of common stock, par value $0.01 per share of TFC (“TFC Common Stock”) as a result of the exchange of such shares for shares of CBAC common stock, par value $0.01 per share (“CBAC Common Stock”) pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares and cash received pursuant to the exercise of appraisal rights by TFC shareholders in accordance with applicable law. Any cash received by a shareholder of TFC in lieu of a fractional share will be treated as received in exchange for such fractional share and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the shareholder’s basis in TFC Common Stock allocable to such fractional share interest. Any cash received by a shareholder of TFC pursuant to the exercise of appraisal rights in accordance with applicable law will be treated as received in exchange for such shares and not as a dividend, and any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the shareholder’s basis in the TFC Common Stock surrendered pursuant to such appraisal rights. The special cash dividend of $0.25 per share declared and paid by TFC immediately prior to the Merger will be characterized by TFC as a dividend, and we offer no opinion as to whether this characterization is correct or whether the dividend will be treated as taxable consideration received for the shares in connection with the Merger.
     2. The tax basis of the shares of CBAC Common Stock received by each shareholder of TFC will equal the tax basis of such shareholder’s shares of TFC Common Stock (reduced by any amount allocable to fractional share interests for which cash is received and by any amount of the special cash dividend which is treated as taxable consideration received for the shares in connection with the Merger, and increased by any gain recognized by the shareholder in connection with the Merger) exchanged in the Merger.
     3. The holding period for the shares of CBAC Common Stock received by each shareholder of TFC will include the holding period for the shares of TFC Common Stock of such shareholder exchanged in the Merger.
     4. CBAC will not recognize gain or loss as a result of the Merger.
     5. TFC will not recognize gain or loss as a result of the Merger.

Letter to Community Bankers Acquisition Corp.
February 27, 2008

     Except as set forth above, we express no opinion as to the tax consequences to any party, whether federal, state, local, or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement. This opinion is being furnished only to you in connection with the Merger and solely for your benefit in connection therewith. Notwithstanding the foregoing, we consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us.

Sincerely, /s/ Nelson Mullins Riley & Scarborough LLP